

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

Re: Aesthetic Medical International Holdings Group Ltd
    Form 20-F for the Fiscal Year Ended December 31, 2022
    File No. 001-39088

Dear Zhou Pengwu:

    We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 143

1.   We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note your proposed submission pursuant to Item 16I(a) addresses ownership or control "by a governmental entity in mainland China," while your proposed disclosure pursuant to Item 16I(b)(3) addresses ownership or control by "governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm." We also note that your definition of "Mainland China" on page ii of your Form 20-F excludes Hong Kong, the Special Administrative Region where your auditor is located. Please address ownership or control by governmental entities in Hong Kong as well as mainland China in each of your submission and your Item 16I(b)(3) disclosure.

4. Please revise your proposed disclosure pursuant to Item 16I(b)(2) to indicate, if true, that none of your shares or the shares of your consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which you or such consoldiated foreign operating entities are incorporated or organized, except for the shares owned by MYU.

5. We note that your proposed disclosures pursuant to Items 16I(b)(3), (b)(4) and (b)(5) are provided for you and your "material operating entities." Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures, and does not contemplate limiting the disclosure. Please revise your proposed disclosures to clearly address you and all of your consolidated foreign operating entities.

6. With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please revise your proposed disclosure to state without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at (202) 551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yu Wang